

OFFERING MEMORANDUM

facilitated by



5 Mile Brewing Company LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	5 Mile Brewing Company LLC
State of Organization	MI
Date of Formation	02/08/2016
Entity Type	Limited Liability Company
Street Address	330 East Lincoln Avenue, Royal Oak, MI
Website Address	https://easternmarket.beer/

(B) Directors and Officers of the Company

Key Person	Dayne Bartscht
Position with the Company Title, First year	Managing Partner, 2016
Other business experience (last three years)	Management consultant and corporate strategist turned entrepreneur with an MBA from Cambridge.

Key Person	Paul Hoskin
Position with the Company Title, First Year	Member, 2016
Other business experience (last three years)	Serial entrepreneur whose past investments include hospitality and real estate

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Dayne Bartscht	20%
Paul Hoskin	49%

(D) The Company's Business and Business Plan

Eastern Market Brewing Co is seeking investment to level up and cement its position as the hottest brewery in Michigan.

The table is set to become the largest independent brewery in Michigan

- We opened three breweries in five years, doubling production capacity each time
- We have capacity to produce 8,000 beer barrels/year with more space to expand in our Royal Oak production facility
- Elephant Juice, our flagship IPA, makes up 1/3 of our sales with room to grow
- We launched our first non-alcoholic beer this month, with more to come, in one of craft beer's fastest growing segments

The Team
Dayne Bartscht, Managing Partner
Management consultant and corporate strategist turned entrepreneur with an MBA from the University of Cambridge.

Anna Bluj, People Director
Certified HR professional for more than 14 years with an MBA concentrating in human resource management.

Pauline Knighton, VP of Sales & Marketing
Sales and marketing savant with a decade of beer experience, previously leading Short's Brewing to more than 40k barrels.

Jesse Forrester, Finance Director
Registered CPA with a Master of Science in Accounting, decade of finance experience, and an avid home brewer.

Michael Kelly, Brewing Director
Decade of brewing experience, working his way from home brewer to now running production across three breweries.

Michael Lauziere, Experience Director
10 years of hospitality operations experience primarily at well-regarded breweries with a focus on optimizing experiences.

First intended use of funds: expanding self-distribution

Our self-distribution model allows us to own the supply chain. By hand delivering our product, the customer experience we cultivate in our taprooms extends to our retailers. Not only can we ensure better quality when compared to our competitors, but we also take home a higher margin (distributors generally take a 30% cut).

- Self-distribution grew 50% in 2021 nearing $1MM and we expect to see similar growth in 2022 to $1.5MM
- We're the only self-distributing brewery in both Busch's and Meijer, with Kroger expected to come online next year
- Current delivering cans and draft beer to more than 400 accounts across Michigan.

Second Intended Use of Funds: Lincoln Tap extension

We just opened Lincoln Tap, the first fully self-service taproom in Michigan. With three breweries, we make a wide variety of beers. From our staples like Elephant Juice and Wunderboi to Ferndale Project NEIPAs and fruited sours, this space serves as our showroom. And we already need more seating.

- Sales outpacing Eastern Market taproom
- Room to expand as the taproom sits on the front side of our 16,000+ sq ft warehouse Kitchen is built out and ready to serve the Detroit-style pizza that Ferndale Project became known for during the pandemic
- Opportunities exist to leverage our self-distribution infrastructure to package the home delivery of pizza with our beer

Third Intended use of funds: Eastern Market expansion

When we first opened in Eastern Market, the plan was always to expand up. We have a beautiful second floor and rooftop that looks out across the city. Then we got distracted. 2023 is the year we get back to where it all started, investing in our flagship and cementing our place as the beer of Detroit.

- Contracted with Five-Eighths, the master minds behind Ferndale Project's remodel Architecture plans are close to complete and will be submitted by end of the year
- Buildout includes a rooftop beer garden looking over the city and a second floor event space, tripling our seating
- We'll be adding Detroit-style pizza too, driving more weekday traffic

FOR THE FIRST TIME, EASTERN MARKET BREWING CO IS OPENING EQUITY TO NEW INVESTORS

We just celebrated 5 years. It's been a wild ride. You can get in on the fun.

- We have three customer-facing taprooms and Michigan's first fully self-service bar
- Our beer has won multiple gold medals and amongst the highest rated in Michigan
- We're the only brewery in Michigan's self-distributing at scale with $1MM in annual distribution, anticipating $1.5MM next year
- During the pandemic we got creative, acquiring ASHE Coffee and launched Detroit's premier vegan donut brand
- Now you can own a piece of everything

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 75 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix B for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$250,000
Offering Deadline	January 15, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Invest in expanding self- distribution	$100,000	$150,000
Lincoln Tap extension to meet demand	$100,000	$250,000
Kick off Eastern Market taproom project	$33,125	$100,000
Additional capital to support operations	$0	$651,637
Mainvest Compensation	$16,875	$83,363
TOTAL	$250,000	$1,235,000

The amounts listed are estimates and are not intended to be an exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button Follow the instruction

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of equity common stock units, which we refer to as "Non-Voting Common Units." The Common Units are being offered at a value of $1 per Unit.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of non-voting common units, which we refer to as "Common Units." The Terms of the Investment Certificates are set forth in the Subscription & Investment Representation Agreement attached as Appendix A. Copies of the Investment Certificate are attached to this Form C.

Summary of Terms

The undersigned further acknowledges that the Offering consists of the sale of Units at a price per Unit of $1.00 and that immediately preceding the Offering, there are 10,000,000 Units issued and outstanding. The undersigned further acknowledges that (a) the Company will not, except if waived in writing by the Company, accept subscriptions for less than $500 (corresponding to the purchase of 500 Units); (b) if the Company fails to receive offers to purchase Units exceeding the target offering amount identified in the Offering Statement (also known as a Form C) filed in connection with the Offering (as may be amended or supplemented by a Form C/A) (the "Target Offering Amount"), the Company may reject this Subscription Agreement and cancel the Offering; (c) the Company will accept subscriptions for Units on a first come, first served basis, as and when such subscription agreements, along with the required consideration, are received; (d) the Company may accept only a portion of a subscription for Units in its discretion; (e) the Manager of the Company ("Manager") reserves the right, in Manager's sole discretion, (i) to accept or reject any subscription agreement or limit the amount of Units which any investor in the Offering may acquire; (ii) to accept investment in excess of the target offering amount up to a certain maximum investment amount, each as identified in the Offering Statement filed in connection with the Offering (as may be amended or supplemented); and (f) the ownership of Units shall be subject to the terms and conditions of the governing documents of the Company, including, without limitation, the Articles of Organization of the Company filed with the Department of Licensing and Regulatory Affairs of the State of Michigan, as amended, and the Amended and Restated Operating Agreement of the Company ("Operating Agreement"), copies of which are included in the Offering Materials.

The undersigned understands that the Units being offered are not subject to an effective registration statement under the Securities Act of 1933, amended (the "Securities Act") and applicable state securities laws, and that the Units are being offered and sole in reliance on exemptions provided under Title III of the Jobs Act and Regulation Crowdfunding, described in 17 CFR §§ 227.100-502 (the "CF Exemption"). The undersigned further understands that (i) no governmental authority has made any finding or determination relating to the fairness or the merits of the Offering and (ii) the undersigned has no right to require the Company to register the Units under federal or state securities laws at any time.

Obligation to Contribute Capital

Once you pay for your Common Units, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Subscription Agreement prohibits the sale or other transfer of Units without the Company's consent.
- If you want to sell your Units the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for them, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except
- (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Common Units

The terms of the Common Units may be modified or amended with the consent of Investors holding 50% of the Common Units, measured by the total amount outstanding under each Common Unit.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights.
How these securities differ from the Non-Voting Common Units being offered to investors	Limited Liability Company Interests are an equity interest with voting rights, whereas Non-Voting Common Units do not have voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Common Units.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Dayne Bartscht	20%
Paul Hoskin	49%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value For example, if they hire too many people and/or try to expand too quickly, the business could be harmed

How the Common Units are Being Valued

The Company is offering "securities" in the form of equity non-voting common units, which we refer to as "Common Units." The Common Units are being offered at a value of $1 per Common Unit.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Detroit Demo Day	$122,500	0%	1/1/2025	
Small Business Administration	$1,274,269	3.75%	5/26/2050	
United Community Bank	$32,826	6.75%	04/29/2026	
Paul Hoskin	$788,662	10%	12/31/2022	to be refinanced at year end

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Eastern Market Brewing Co has been operating for more than five years, beginning September 2017, and has achieved the following milestones:

- Achieved revenue of **$3,480,774** in 2021 from $2,458,610 in 2020
- Total Assets of $2,382,153 and $172,783 of Cash & Cash Equivalents on hand at 2021 year-end, compared to Total Assets of $1,484,469 and $104,596 Cash & Cash Equivalents on hand in 2020
- Breweries in Detroit, Michigan (2017), Ferndale, Michigan (2020), Royal Oak, Michigan (2021), and a Donut Shop and Coffee Roasterie in Detroit, MI (2021)

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Eastern Market Brewing Co has all the required infrastructure, including the equipment needed, leases secured, and market-tested brands, to meet the forecasts associated with the following milestones:

- Achieve $5MM in revenue in 2023 and $6MM by 2024.
- Achieve $500k in profit next year and $1MM within 3 years

(T) The Company's Financial Statements

Please see Appendix C for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$5,000,000	$6,000,000	$6,900,000	$7,590,000	$7,969,500
Cost of Goods Sold	$1,500,000	$2,000,000	$2,300,000	$2,500,000	$2,600,000
Gross Profit	$3,500,000	$4,000,000	$4,600,000	$5,090,000	$5,369,500
EXPENSES					
OpEx / G&A	$1,250,000	$1,500,000	$1,725,000	$1,897,500	$1,992,375
Salaries & Headcount	$1,750,000	$1,793,750	$1,838,593	$1,884,557	$1,931,670
Operating Profit	$500,000	$706,250	$1,036,407	$1,307,943	$1,445,455

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has filled all appropriate reports to comply with its obligations under Regulation Crowdfunding.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "Common Units" and are not enforceable under "the Common Units".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$2,196,323.00	$1,262,423.00
Cash & Cash Equivalents	$172,783.00	$104,596.00
Accounts Receivable	$0	$0
Short-term Debt	$197,910.00	$92,365.00
Long-term Debt	$143,011.00	$148,651.00
Revenues/Sales	$3,480,774.00	$2,458,610.00
Cost of Goods Sold	$1,164,349.00	$954,532.00
Taxes Paid	$0	$0
Net Income	$-243,217.00	$-313,680.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA,
WV, WI, WY, B5, GU, PR, VI, 1V